Conference Call:	Today, February 6, at 11:00 a.m. EST
Dial-in numbers:	800/837-5468 (US and CAN) or 212/676-4900 (International)
Webcast:	www.madcatz.com (Select “Investors”)http://www.vcall.com/EventPage.asp?ID=82596
Replay Information:	See text below.

[LOGO]

News Announcement	For Immediate Release

Contact:
Morris Perlis	Nathan Ellingson, Joseph Jaffoni
Mad Catz Interactive, Inc.	Jaffoni & Collins Incorporated
416/368-4449 ext. 239 or mperlis@madcatz.com	212/835-8500 or mcz@jcir.com

MAD CATZ REPORTS RECORD THIRD QUARTER RESULTS

—Net Income Rises 92.5%, EBITDA Increases 42.5%—

—Company on Target to Reach Fiscal 2003 Revenue Target of $90 – $95 Million—

San Diego, California and Toronto, Ontario, February 6, 2003 – Mad Catz Interactive, Inc. (AMEX/TSE: MCZ), the world’s leading third party video game accessory manufacturer, today announced record financial results for the three months ended December 31, 2002.

Net sales for the third quarter ended December 31, 2002 increased 5.9% to $40.1 million from $37.8 million in the year ago period. Gross profit for the quarter was $9.6 million, a 24.7% increase from $7.7 million in the year ago period. SG&A in the fiscal 2003 third quarter increased 8.8% to $4.4 million from $4.1 million in the year ago period. Selling expenses as a percentage of net sales decreased to 5.6% compared to 7.2% for the same period last year. Administrative expenses in the quarter increased to $2.2 million from $1.3 million in the year ago period. Approximately $0.4 million of the increase in administrative expenses is attributable to costs related to legal and tax consultant fees. EBITDA (Earnings Before Interest, Tax, Depreciation, and Amortization) increased 42.5% in the quarter ended December 31, 2002 to $5.1 million from $3.6 million in the 2001 quarter. Income before taxes and goodwill for the third quarter was $4.1 million, or $0.08 per share, compared to income before taxes of $3.1 million, or $0.06 per share, in the year ago period. Net income for the third quarter increased 92.5% to $2.6 million or $0.05 per fully diluted share compared to net income of $1.4 million or $0.03 per fully diluted share for the same period last year.

Net sales for the nine months ended December 31, 2002, increased to $70.0 million from $67.5 million in the year ago period, while gross profit remained flat at $15.1 million. SG&A expenses for the nine-month period were $10.6 million compared to $9.6 million in the year ago period. Selling expenses as a percentage of net sales decreased to 7.8% for the first nine months of fiscal 2003 from 8.9% in the same period of fiscal 2002. Administrative expenses as a percentage of net sales increased to 7.4% from 5.4% in the year ago period. EBITDA for the nine months ended December 31, 2002, was $4.4 million, down from $5.5 million in the year ago period. Income before taxes and goodwill for the first nine months of fiscal 2003 was $2.3

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million versus income before taxes and goodwill of $3.9 million in the year ago period. The Company reported net income for the first nine months of fiscal 2003 of $1.1 million, or $0.02 per fully diluted share, compared to $1.4 million, or $0.03 per fully diluted share in the year ago period.

Fiscal 2003 Third Quarter Highlights:

■	Significant US pro forma sales growth (excluding all past US sales of PS2 memory cards), to $29.3 million, up from $24.0 million, a 22% increase
■	Significant international sales growth, to $8.8 million, up from $4.5 million, a 96% increase
■	Significant Canadian sales growth, to $2.0 million, up from $0.8 million, a 150% increase
■	Gross profit margin expanded to 23.9% from 20.3%
■	Continued growth in North American account penetration and SKU penetration
■	Executing on UK direct sales initiatives
■	New product introductions
■	Lynx wireless controllers available for Microsoft Xbox. Second in the Mad Catz family of Lynx wireless controllers that was first introduced last July for the PlayStation and PS2
■	MC2 MicroCON line of racing wheels for the Playstation®2, Gamecube and the Xbox
■	Launch of the Mad Catz Blaster, the first-to-market light gun for the Xbox video game system from Microsoft

Commenting on the results, Morris Perlis, President and CEO of Mad Catz Interactive, Inc., said, “Looking back at our accomplishments during the quarter and over the last nine months, we are extremely pleased with our operational and financial improvements. Not only did we meet our revised internal growth objectives for the quarter, but with our largest competitor exiting the marketplace and liquidating its inventory, we met those goals in the face of a very competitive and economically challenging period. With strong year-to-date results, we are confident that we will meet our previously issued full-year sales target. By building our inventories heading into the holiday season we were able to minimize the air-freight of products from our manufacturing facilities, contributing to a significant improvement in our gross margins to our target of 24%, up from 20% in the December quarter last year. In addition to our success with inventory management and minimizing air freight, our gross margins reflect our ability to move farther along the cost curve with our manufacturing, thereby improving our factory margins.

“Significant to our record quarterly results was our continued sales growth. On a year over year basis, sales increased in the quarter approximately 6%. Considering the expiration of our PS2 memory card licenses, our sales performance was impressive. We believe this measure reflects our ability to drive significant sales improvements through innovative, leading edge product design and our industry-leading retail relationships. We are also pleased with our strong quarterly EBITDA levels which grew more than 42% from year ago levels. Internationally, we continue to make great progress with our Canadian and overseas sales initiatives. In the December quarter, Canadian sales increased 150% and international sales were up 96%. Our international growth was attributable to winning greater shelf space in the U.K., punctuated by our supply agreement with Dixons Group in the UK, which began in October.

“Looking forward, our efforts over the past two years have positioned Mad Catz for significant long-term growth. First, the exit of our largest competitor from the accessory business dramatically improves the competitive landscape, providing Mad Catz significant further

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opportunities to capture sales. Second, as part of our competitor’s exit from the business, we were able to acquire the GameShark brand of video game enhancements, hints and cheats. Mad Catz had long recognized the value of this business as it represented the single largest source of our competitor’s revenues and generated margins greater than those achievable solely from the sale of accessories. Mad Catz now possesses the leading name in the industry and we’ve married it with impressive software from our technology partner, Fire International. The GameShark brand offers Mad Catz a unique opportunity for growth and we expect to offer our first, new and improved GameShark products this quarter. Third, our growing retail relationships prove our standing as a world-class supplier and distributor of video game accessories. Fourth, following the great success of the UK sales initiative, we are looking to create similar successes with our expansion into France, Germany, and Scandinavia, having recently appointed direct sales representatives for those regions. Fifth, in 2002, the interactive entertainment industry grew 10% to $10.3 billion. Mad Catz is growing more quickly and with an accessory market of over $1.0 billion in the US alone, there are many opportunities for Mad Catz’ continued growth. The combination of these factors, as well as a number of exciting products and events planned for fiscal 2004 leave me more excited and optimistic than ever about Mad Catz and our long term prospects for financial growth.”

Darren Richardson, President and COO of Mad Catz, Inc. added, “Throughout the year and during the quarter, Mad Catz introduced a broad slate of new products available for the all-important holiday selling season. The combination of design-leading products and the first holiday season where we had many of our new retail relationships in place made a great contribution to our quarterly growth. With positive reviews and wonderful responses from consumers and retailers for our new products, like the Lynx wireless controllers for Xbox and MC2 MicroCON racing wheels, we captured the imaginations of gamers by offering products not available from the first party.

“Looking at the fourth quarter and fiscal 2004, we recently made several announcements that leave us poised for growth in other new arenas. The acquisition of the GameShark brand has terrific implications for Mad Catz. Our delivery of GameShark for PS2 in March will mark the beginning of a growing line of GameShark products. We expect the GameShark line to be very valuable to Mad Catz and our retail customers. Additionally, as home to one of the largest communities of gamers on the Internet, the gameshark.com web site provides us with an entirely new marketing avenue for our broad range of accessory offerings. Underlying our GameShark PS2 introduction is software from our new technology partner, Fire International, a leading UK technology and design firm. Not only does our relationship with Fire provide an engine for our GameShark franchise, but we now have the opportunity to incorporate Fire’s technological and design advances into new Mad Catz products. We are also looking forward to the introduction in March of our line of accessories for Nintendo’s Game Boy Advance SP, one of the most anticipated new product introductions of 2003. These offerings combined with new products we will introduce in the quarter and at E3 later this year support our belief that in 2004 we will cement our position as the leading 3rd party manufacturer of video game accessories in the world. Finally, with the departure of our largest competitor from the marketplace, we have already seen increased orders from some of our largest accounts for what were some of their largest accessory SKUs at these outlets.”

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Mad Catz Interactive, 2/6/03

Business Outlook and Guidance

Mad Catz remains comfortable with its guidance issued on December 4, 2002 for fiscal 2003 net sales of approximately $90-$95 million. The Company is updating this guidance to reflect its expectation that it will be profitable in the fiscal 2003 fourth quarter ending March 31, 2003.

The Company will host a conference call and simultaneous webcast today, February 6, 2003, at 11:00 a.m. EST. Following its completion, a replay of the call can be accessed for 30 days on the Internet from the Company’s Web site (www.madcatz.com, select “Investors”) or for 2 days via telephone at 800/633-8284 (reservation # 21116365) or, for International callers, at 402/977-9140.

About Mad Catz Interactive, Inc.

Mad Catz Interactive, Inc., (www.madcatz.com), designs, develops, manufactures and markets a full range of high quality, competitively priced accessories for video game consoles and portables. Mad Catz is a worldwide leader of innovative peripherals in the interactive entertainment industry, with distribution through nine of the top ten U.S. retailers offering interactive entertainment products. With operating headquarters in San Diego, California, Mad Catz has offices in Canada, the U.K. and Asia, as well as distributors in Europe and Australia.

This press release contains forward-looking statements about the Company’s business prospects that involve substantial risks and uncertainties. The Company assumes no obligation to update the forward-looking statements contained in this press release as a result of new information or future events or developments. You can identify these statements by the fact that they use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially are the following: the ability to maintain or renew the Company’s licenses; competitive developments affecting our current products; first party price reductions; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; market and general economic conditions. A further list and description of these risks, uncertainties and other matters can be found in the Company’s reports filed with the Securities and Exchange Commission.

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MAD CATZ INTERACTIVE, INC.

Consolidated Statements Of Operations (unaudited, $US)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2002	2001	2002	2001
Net sales	$40,050,899	$37,811,220	$70,015,508	$67,516,816

Cost of sales	30,488,688	30,141,514	54,951,851	52,394,871

Gross profit	9,562,211	7,669,706	15,063,657	15,121,945

Expenses:
Selling expenses	2,252,141	2,727,102	5,440,738	5,986,670
Administrative expenses	2,163,878	1,330,936	5,187,149	3,628,583
Interest expense	526,417	279,983	1,241,545	719,012
Interest in subordinated debt	—	—	—	246,781
Amortization	270,798	259,478	893,420	673,997
Other income	(5,589)	—	(46,025)	—
Foreign exchange (gain) loss	228,449	—	73,998	(60,539)

	5,436,094	4,597,499	12,790,825	11,194,503

Income before income taxes and goodwill charges	4,126,117	3,072,207	2,272,832	3,927,441
Income tax expense	1,499,846	1,463,356	1,159,008	1,819,458

Income before goodwill charges	2,626,271	1,608,851	1,113,824	2,107,983
Goodwill charges	—	244,341	—	732,547

Net income	$2,626,271	$1,364,510	$1,113,824	$1,375,436

Retained earnings (deficit), beginning of period	$(17,841,141)	$(17,804,539)	$(16,328,694)	$(17,815,465)

Retained earnings (deficit), end of period	$(15,214,870)	$(16,440,029)	$(15,214,870)	$(16,440,029)

Income per share before goodwill charges and discontinued operations	$0.05	$0.03	$0.02	$0.04
Income (loss) per share on goodwill charges	$0.00	$0.00	$0.00	$(0.01)

Net income per common share	$0.05	$0.03	$0.02	$0.03

Fully diluted income (loss) per share	$0.05	$0.03	$0.02	$0.03

Weighted average number of common shares outstanding	53,182,629	52,863,511	53,016,641	50,627,909

See accompanying notes to the consolidated financial statements

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MAD CATZ INTERACTIVE, INC.

Condensed Consolidated Balance Sheets ($US)

	December 31, 2002	March 31, 2002
	(Unaudited)
Assets
Current assets:
Cash	$783,967	$1,902,966
Accounts receivable	32,859,804	10,276,547
Inventories	22,226,720	15,918,898
Prepaid expenses and deposits	890,569	634,886
Current portion of future income tax assets	2,119,803	2,070,835
Income tax receivable	—	267,495

	58,880,863	31,071,627

Deferred financing fees	357,974	841,817
Capital assets	1,870,624	1,919,749
Goodwill	16,553,097	16,362,175

	$77,662,558	$50,195,368

Liabilities and Stockholders’ Equity

Current liabilities:
Bank loan	$23,724,522	$4,335,084
Cash used, accounts payable, and accrued liabilities	22,570,461	16,106,044

	46,294,983	20,441,128

Future Tax Liability	84,171	136,886

Shareholders’ equity:
Capital Stock	45,793,085	45,554,910
Retained deficit	(15,214,870)	(16,328,694)
Cumulative translation adjustment	705,189	391,138

	31,283,404	29,617,354

Total liabilities and stockholders’ equity	$77,662,558	$50,195,368

See accompanying notes to the consolidated financial statements

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MAD CATZ INTERACTIVE, INC.

Consolidated Cash Flow Statements (unaudited, $US)

	Three Months Ended December 31,		Nine Months Ended December 31,
Cash provided by (used in)	2002	2001	2002	2001
Operating activities:
Net income	$2,626,271	$1,364,510	$1,113,824	$1,375,436

Items not involving cash:
Amortization of deferred financing fees	119,324	119,374	364,468	486,068
Foreign exchange	228,449	(116,140)	73,998	(563,610)
Amortization	270,798	503,819	893,420	1,406,544
Future income tax assets	—	273,997	(101,683)	481,573

Changes in non-cash operating working capital:
Accounts receivable	(20,489,622)	(16,096,030)	(22,397,445)	(21,740,119)
Prepaid expenses & deposits	(201,157)	37,330	(135,158)	(477,997)
Inventories	7,248,774	2,759,706	(6,055,306)	(1,293,718)
Accounts payable and accrued liabilities	3,627,716	7,333,322	5,526,596	17,776,129
Income tax (receivable) payable	1,164,091	(151,159)	947,272	(151,161)

Cash provided by (used in) operations	(5,405,356)	(3,971,271)	(19,770,014)	(113,419)

Investing activities:
Purchase of capital assets	(286,906)	(353,545)	(841,406)	(650,228)

	(286,906)	(353,545)	(841,406)	(650,228)

Financing activities:
Bank loan	4,880,768	1,197,251	19,389,438	(92,547)
Proceeds from issue of share capital	198,431	77,539	237,746	236,278

	5,079,199	1,274,790	19,627,184	143,731

Effects of exchange rate changes on cash	(246,921)	—	(134,763)	20,966
Net (decrease) increase in cash	(859,984)	(3,050,026)	(1,118,999)	(598,950)
Cash at beginning of period	1,643,951	3,906,556	1,902,966	1,455,480

Cash at end of period	$783,967	$856,530	$783,967	$856,530

See accompanying notes to the consolidated financial statements

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MAD CATZ INTERACTIVE, Inc.

Notes to consolidated financial statements

Note 1: BASIS OF PRESENTATION AND DISCONTINUED OPERATIONS

The unaudited interim period consolidated financial statements as at December 31, 2002, have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all information required for complete financial statements. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended March 31, 2002.

These unaudited interim consolidated financial statements reflect all adjustments, all of which are normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, 1328158 Ontario Inc. (“Mad Catz Canada”), Xencet Massachusetts Inc., FinanceCo, Xencet U.S. Inc., Singapore Holdings Inc., Spoxt Pte Ltd., Mad Catz Inc., FX Unlimited Inc., Madcatz Europe Ltd, Madcatz Ltd, Mad Catz (Asia) Limited and Mad Catz Interactive Asia Ltd.

During the year ended March 31, 2001 the Company adopted a formal plan to dispose of the assets and business operations of its GTI (previously played video game business) and ZapYou.com (internet distribution) business units. As at September 30, 2001, all of the assets, except cash, of GTI and Zapyou.com had been disposed.

Note 2: FOREIGN EXCHANGE

The United States dollar is the functional currency of the Company’s United States operations. The Canadian dollar is the functional currency of the Company’s Canadian operations, which are translated to United States dollars using the current rate method.

The British Pound is the functional currency of the Company’s UK operations, which are translated to United States dollars using the current rate method.

The Hong Kong Dollar is the functional currency of the Company’s Hong Kong operations, which are translated to United States dollars using the current rate method.

Note 3: SEGMENTED DATA

The Company’s sales and capital assets are attributable to the following countries (all results are unaudited):

	Three Months Ended December 31		Nine Months Ended December 31,
	2002	2001	2002	2001
Sales
Canada	$1,969,023	$780,743	$3,117,813	$1,259,250
United States	29,262,731	32,501,923	51,671,935	58,935,644
International	8,819,145	4,528,554	15,225,760	7,321,922

	$40,050,899	$37,811,220	$70,015,508	$67,516,816

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Revenues are attributed to countries based on the location of the customer. During the nine months ended December 31, 2002, the Company sold approximately 37% of its products to two customers (2001 – approximately 67% to four customers).

	31-Dec-02 Unaudited	31-Mar-02 Audited
Capital assets:
Canada	$3,972	$1,175
United States	1,754,470	1,830,877
International	112,182	87,697

	1,870,624	1,919,749

Goodwill:
Canada	16,553,097	16,362,175

	$18,423,721	$18,281,924

Note 4: SUBSEQUENT EVENTS

On January 21, 2003, the Company acquired the rights to the GameShark brand, intellectual property, and www.gameshark.com for approximately $5 million. GameShark is the industry leader in video game enhancement software, which enables players to take full advantage of the secret codes, short cuts, hints and cheats incorporated by video game publishers into their game offerings. In connection with the GameShark acquisition, the Company entered into a multi-year technology agreement with Fire International, Ltd. to implement Fire’s technology in the GameShark brand of video game enhancements.

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